Exhibit 22.1

Exact Name of Guarantor	State of Incorporation or Organization
HAT Holdings I LLC	Maryland
HAT Holdings II LLC	Maryland
HAC Holdings I LLC	Delaware
HAC Holdings II LLC	Delaware
Hannon Armstrong Sustainable Infrastructure, L.P.	Delaware
Hannon Armstrong Capital, LLC	Maryland